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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 16, 1999

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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        MERANT Emerges as New Force in Enterprise Application Development

    Micro Focus Group and subsidiary INTERSOLV Unveil New Corporate Name and
                              Strategic Direction


NEWBURY, England and MOUNTAIN VIEW, Calif. -- Feb. 16, 1999 -- To reflect the company's strategic expansion and leadership in the Enterprise Application Development market, Micro Focus Group plc announced that, effective today, it will begin operating under a new name, MERANT plc (London Stock Exchange: MRN;
NASDAQ: MRNT). Combining the strengths of its predecessors, industry leaders Micro Focus and INTERSOLV, the introduction of MERANT signals a focused strategic direction for the company's technology and services organization -- to accelerate customers' business advantage through the application of innovative information technology.

With more than 20 years of industry experience, industry-leading products and proven implementation, consulting and training processes, MERANT is dedicated to helping organizations seamlessly use information technology to deliver competitive advantage in the rapidly evolving electronic economy. MERANT is a market-leader with innovative technology in three key areas of Enterprise Application Development: creating and transforming enterprise applications; application development management; and enterprise data connectivity.

"The competitive battleground has shifted squarely to IT's ability to accelerate the business through powerful enterprise applications. Whether its through product innovation, new ways to service or reach customers, or creative methods to link business partners, enterprise applications deliver the competitive advantage required for market success today," said Gary Greenfield, MERANT president and chief executive officer. "We are driven to accelerate our customers' business advantage through the application of innovative information technology. MERANT will continue to focus on its core markets, invest in the people, products and processes on which our customers depend, and leverage new technology, new standards and new processes to make our customers more successful and competitive in the future."

MERANT empowers organizations to transform enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. With more than 5 million licenses at over 35,000 customer sites -- including the entire Fortune 100 and the majority of the Global 500 -- and more than 500 consultants working closely with customers worldwide, MERANT is setting a standard for Enterprise Application Development.

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To  help  customers  deliver  enterprise   applications  that  accelerate  their
businesses and transform their enterprise, MERANT provides one stop for Enterprise Application Development. With industry-standard products and services that accelerate application delivery and help to ensure success, MERANT's solutions include:

         * Application Creation and Transformation: MERANT Micro Focus(R) helps customers develop, extend and integrate enterprise applications. To compete in today's multi-platform enterprise computing environment, MERANT customers leverage existing code and skill assets to create and maintain applications, increase functionality and integrate applications with new technologies across multiple platforms.

          * Application Development Management: MERANT PVCS(R), the industry leader in Software Configuration Management, delivers competitive advantage by helping customers reduce risk within the development lifecycle and accelerate development of quality software.

          *   Enterprise  Data  Connectivity:   MERANT   DataDirect(R)  is  the
              industry standard for data connectivity, helping speed delivery of critical business information through flexible and reliable data access middleware. Through consistent standards, MERANT ensures enterprise-wide data integration.

          * Enterprise Solutions: MERANT Consulting provides a broad spectrum of enterprise application development services. MERANT's expertise is distinguished by its focus on infrastructure modernization, application transformation, enterprise application integration and e-business development.

With these leading products and services for Enterprise Application Development, MERANT will help corporate decision-makers better serve their customers, manage their operations, improve their products and leapfrog their competitors by accelerating the delivery of information technology.


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About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with nearly $400 million in annual revenues and more than 2,000 employees, MERANT serves Global 2000 companies and government organizations worldwide. With 500 technology partners and more than 5 million licenses at over 35,000 customer sites -- including the entire Fortune 100 and the majority of the Global 500 -- MERANT is setting a standard for Enterprise Application Development. For additional information on MERANT and its products, visit the MERANT web site at http://www.merant.com.

Micro Focus is a registered trademark, and MERANT is a trademark, of MERANT International Limited. INTERSOLV, DataDirect and PVCS are registered trademarks of MERANT Solutions Inc. All other trademarks as they appear in this announcement are the property of their respective owners.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter MERANT's markets. Further information on potential factors which could affect MERANT's results is included in the Registration Statement on Form F-4 relating to MERANT's acquisition of INTERSOLV, MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998 and October 31, 1998, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the U.S. Securities and Exchange Commission, as they may be updated and amended with future filings.




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Micro Focus Group Public Limited Company
                                        (Registrant)


Date:  February 16, 1999            By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer